Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Lilis Energy, Inc. on Amendment No. 2 to Form S-1 (File No. 333-217519) of our report dated March 3, 2017 with respect to our audits of the consolidated financial statements of Lilis Energy, Inc. and Subsidiaries as of December 31, 2016 and 2015 and for the years then ended, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus. We were dismissed as auditors on April 13, 2017 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in such Prospectus for the periods after the date of our dismissal.

/s/ Marcum llp

Marcum llp

New York, NY

August 25, 2017